Exhibit 99.1

Richmont Announces 2017 Guidance with Island Gold Mine Positioned for Another Record Year

TORONTO, Feb. 2, 2017 /CNW/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation"), announces 2017 guidance that includes a projected increase of up to 15% in company-wide production to between 110,000 and 120,000 gold ounces, primarily driven by another consecutive year of high-quality production growth from the Island Gold Mine to between 87,000 and 93,000 gold ounces. The increase in production is expected to drive a decrease of up to 8% in cash costs both company-wide and at the Island Gold Mine.

2017 Consolidated Guidance

2017 Operational Estimates	Island Gold Mine	Beaufor Mine	2017 Guidance
Gold Ounces Produced	87,000 - 93,000	23,000 - 27,000	110,000 - 120,000
Cash Costs per Ounce (CAD$)(1)	$715 - $765	$1,265 - $1,320	$835 - $885
Corporate G&A per Ounce (CAD$)	-	-	$ 105 - $ 110
All-in Sustaining Costs per Ounce (CAD$)(1)	$945 - $995	$1,540 - $1,590	$ 1,180 - $ 1,235
Cash Costs per Ounce (US$)(1)(2)	$550 - $590	$975 - $1,015	$ 640 - $ 680
Corporate G&A per Ounce (US$)(2)	-	-	$ 80 - $ 85
All-in Sustaining Costs per Ounce (US$)(1)(2)	$725 - $765	$1,185 - $1,225	$ 905 - $ 950
2017 Capital and Exploration ($M)	Island Gold Mine	Beaufor Mine	2017 Guidance
Sustaining Capital (CAD$)	$19 - $22	$6 - $7	$25 - $29
Expansion Capital (CAD$)(3)	$33 - $35	-	$ 33 - $35
Exploration & Project Evaluation (CAD$)	$14 - $16	$2 - $3	$16 - $19
Sustaining Capital (US$)(2)	$15 - $17	$5 - $6	$ 19 - $22
Expansion Capital (US$)(2)(3)	$25 - $27	-	$ 25 - $27
Exploration & Project Evaluation (US$)(2)	$11 - $12	$1 - $2	$ 12 - $14

(1)	Cash costs and all-in sustaining costs ("AISC") are non-IFRS measures. Refer to the Non-IFRS Performance Measures section of this press release.
(2)	Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.
(3)	Expansion capital estimates for 2017 relate exclusively to the Island Gold Mine and are discretionary in nature. Ongoing deployment of project capital at the Island Gold Mine is contingent upon the receipt of a confirmatory Preliminary Economic Assessment ("PEA") for 1,100 tonnes per day and a minimum sustaining gold price of CAD$1,550 per ounce. Expansion capital is exclusive of capital requirements related to a mill expansion in 2018 as contemplated in the PEA.

"Richmont is expected to achieve another consecutive year of strong production growth, primarily driven by the cornerstone Island Gold Mine, which is positioned to deliver another year of record operational performance. We are very confident the Island Gold PEA will confirm the expansion case scenario of 1,100 tonnes per day, however consistent with our disciplined capital allocation philosophy, the ultimate decision will be based on which option generates the maximum free cash flow stream over the next four to five years," commented Renaud Adams, President and Chief Executive Officer. He continued, "The improved performance at the Beaufor Mine in the fourth quarter has given us confidence that this asset will return to free cash flow levels by mid-2017, however we are also considering strategic alternatives for the Beaufor Mine and other Quebec assets that could create additional shareholder value. In 2017, we are looking forward to another year of creating value for our shareholders by continuing our disciplined focus on quality production that drives positive cash flow streams."

Island Gold Mine: 2017 Guidance

The Island Gold Mine is expected to deliver another year of strong production growth that exceeds the record production levels achieved in 2016 by up to 12% (Island Gold production growth chart), driven by increased underground mine and mill productivity of 900 tonnes per day at an average head grade of 8.9 g/t gold. Cash costs are expected to decline up to 8%.

In 2017, the Island Gold Mine is expected to continue to leverage the low Canadian dollar to continue to advance the strategic underground development program to best position the asset for a potential, fully funded expansion case scenario to 1,100 tonnes per day as contemplated in the expansion case PEA that is currently under review. Richmont is confident that the final PEA will confirm the positive economics of the expansion case and the 2017 expansion capital estimates have been prepared on that basis.

Island Gold Mine 2017 Operational Guidance
Gold Ounces Produced	87,000 – 93,000
	CAD$	US$(2)
Cash Costs per Ounce(1)	$715 - $765	$550 - $590
All-in Sustaining Costs per Ounce(1)	$945 - $995	$725 - $765
Sustaining Capital	$19 - $22	$15 - $17
Island Gold Mine 2017 Project Capital & Exploration ($M)	CAD$	US$(2)
Expansion Capital(3)
Accelerated Underground Mine Development	$20 - $21	$15 - $16
Infrastructure and Equipment	$11 - $12	$8 - $9
Other Capital	$2	$2
Total Expansion Capital	$33 - $35	$25 - $27
Exploration (non-sustaining)	$14 - $16	$11 - $12

(1)	Cash costs and AISC are non-IFRS measures. Refer to the Non-IFRS Performance Measures section of this press release.
(2)	Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.
(3)	Expansion capital estimates for 2017 are discretionary in nature. Ongoing deployment of project capital at the Island Gold Mine is contingent upon the receipt of a confirmatory PEA for 1,100 tonnes per day and a minimum sustaining gold price of CAD$1,550 per ounce. Expansion capital is exclusive of capital requirements related to a mill expansion in 2018 as contemplated in the PEA.

  Annual production at Island Gold is expected to increase to between 87,000 and 93,000 ounces, driven by improved underground mine and mill productivity of approximately 900 tonnes per day, in-line with the planned 2017 production scenario considered in the PEA that is currently under review, at an average mill head grade of 8.9 g/t gold.
  In 2017, stoping ore is expected to be largely from the first and second mining horizons. Development in ore (35% of total ore mined) will be primarily from the third mining horizon between the 740 and 860 metre levels, as well as in the Extension 1 and 2 areas to the east of the dykes.
  The increased production profile is expected to support a decrease in cash costs to between $715 and $765 per ounce (US$550 and US$590), and AISC of between $945 and $995 per ounce (US$725 and US$765).
  2017 expansion capital estimates, which are primarily related to accelerated underground development, have been prepared assuming the current PEA will confirm the economics of an 1,100 tonne per day expansion case scenario (refer to the November 1, 2016 press release). However, consistent with management's disciplined capital allocation philosophy, should the PEA not confirm the economics of the expansion case or should the gold price breach a minimum sustaining threshold of CAD$1,550 per ounce, Richmont would consider deferring all ongoing expansion capital to future periods and return the operation to sustaining capital requirements under a 900 tonnes per day scenario.
  Supported by the receipt of the recent permit amendments that allow for an increase in the ore mining and processing rates to an average of 1,100 tonnes per day, all engineering studies and identification of long lead equipment are currently underway for a potential mill expansion in 2018, as contemplated in the current PEA.
  The successful 2016 drilling program continued to demonstrate the significant potential of the Island Gold deposit, contributing to a 34% increase in reserves (net of depletion) and an 11% higher grade as well as a 30% increase in inferred resources (net of conversion) at a 20% higher grade (see January 31, 2017 press release).  The discovery cost during 2016 averaged a low $35 per ounce. In 2017, the drilling program will focus on advancing the strategic Phase 2 exploration program with the objective of continuing to grow our reserve base and unlocking the exploration potential of the Island Gold deposit.

Beaufor Mine and Quebec Division: 2017 Guidance

In 2017, production from the Beaufor Mine is expected to build on the improved performance realized in the fourth quarter of 2016. It is expected that the operation will return to free cash flow levels by mid-2017 as mining from the higher-grade Q Zone increases and mobile equipment availability returns to target levels. It is also expected that costs will remain elevated above guidance levels in the first half of the year and subsequently decrease in the second half of the year. The Corporation is also considering other strategic alternatives regarding the Beaufor Mine and Camflo Mill.

Beaufor Mine 2017 Operational Guidance
Gold Ounces Produced	23,000 – 27,000
	CAD$	US$(2)
Cash Costs per Ounce(1)	$1,265 - $1,320	$975 - $1,015
All-in Sustaining Costs per Ounce(1)	$1,540 - $1,590	$1,185 - $1,225
Sustaining Capital	$6 - $7	$5 - $6
Quebec Division 2017 Exploration and Project Evaluation ($M)	CAD$	US$(2)
Exploration & Project Evaluation (3)	$2 - $3	$1.5 - $2.3

(1)	Cash costs and AISC are non-IFRS measures. Refer to the Non-IFRS Performance Measures section of this press release.
(2)	Assuming an exchange rate of 1.30 Canadian dollars to 1.0 US dollar.
(3)	Includes $1.2M (US$0.9M) for an updated PEA on the Wasamac property.

  Annual production at the Beaufor Mine is expected to increase to between 23,000 and 27,000 ounces as a greater proportion of ore is mined from the higher grade Q Zone and mobile equipment availability returns to target levels.
  The increased production profile is expected to support a decrease in cash costs to between $1,265 and $1,320 per ounce (US$975 and US$1,015) and AISC of between $1,540 and $1,590 per ounce (US$1,185 and US$1,225).
  An updated PEA for the Wasamac project is expected to be completed during 2017, which will incorporate current market information and revised engineering studies. The Corporation is also considering other strategic alternatives regarding the Wasamac Project.

Non-International Financial Reporting Standards ("IFRS") Performance Measures
In this press release, the terms "cash costs per ounce" and "all-in sustaining costs per ounce" are used, which are non-IFRS performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" and "all-in sustaining costs per ounce" are common performance measures in the gold mining industry, but do not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interests on capital leases, capital expenditures and exploration and project evaluation costs.

All-In Sustaining Costs or "AISC" is an extension of the existing "cash costs" metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation's operating performance or its ability to generate free cash flows from its operations. AISC includes cash costs, sustaining capital expenditures, delineation drilling costs and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in the Corporation's Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101.

Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105